

PITCH VIDEO   INVESTOR PANEL

INVEST IN **YUMMY FUTURE (YC S19)**

AI & Robotic Company Raised $3.7M to Advance the Food & Beverage Industry and Tackle Inflation

yummy-future.com   Champaign, IL

Robotics   Technology   Y Combinator   Notable Angel   B2B

Highlights

VC-Backed
Raised $250K or more from a venture firm

Y Combinator
Raised from Y Combinator

1. Quarterly Averaged Annualized sales grew 10X, from $60k in 2023 Q3 to $600k 2024.
2. Our operating profit margin is 3X that of a typical Starbucks
3. We now have 2 locations in operation. The third location is expected to be opened in April 2025.
4. Our estimated revenue next year is $2M. Possibly reaching profitability in 2025.
5. Unique advanced technology stack, not just for coffee. Can be simply extended into other categories.
6. Extremely focused, hardcore, and skillful team of engineers.

Featured Investors

Y Combinator
Notable Investor

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Invested $150,000

Startup accelerator and VC firm that's launched over 4,000 companies, including Airbnb, Coinbase, DoorDash, Dropbox, Instacart, Reddit, and Stripe


Yummy Future YC Demo Day (S19) - We build robotic coffee ...
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"Yummy Future is on track to fundamentally redefine the food and beverage industry. At Y Combinator, we look for companies that not only innovate but also solve pressing problems at scale—and Yummy Future does exactly that."

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Soma Capital
Notable Investor

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Invested $200,000

Soma invests in brilliant entrepreneurs who use technology to improve humanity on the largest scales possible. Soma has invested early in hundreds of startups including over +20 unicorns, for over $50b combined total value.

“Their groundbreaking approach combines advanced robotics, AI, and modular design to create a fully integrated platform that eliminates inefficiencies and raises the bar for customization and consistency.”



Justin Hamilton

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Invested $2,500,000

Founder, CEO at Clutterbot

“Exciting to see sales trending across $1k daily and plans to add a second robot! Would be amazing to see additional parallelism in order to increase the peak system capacity. :)”



Trevor Blackwell

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Invested $100,000

Cofounder of Y Combinator, OpenAI Research Scientist

“The Yummy Future team is nothing short of exceptional. Their technical expertise and groundbreaking innovations are setting a new standard in robotics and automation for the food industry. They've achieved what many thought was impossible—seamlessly integrating advanced algorithms, modular hardware, and sophisticated software into a cohesive system that is as precise as it is scalable. Their work demonstrates a level of engineering mastery and vision that is rarely seen, and it’s clear they are shaping the future of the fast casual dining experience. I have no doubt that they are revolutionizing the industry.”



Nicole Song
Syndicate Lead

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Invested $106,000

"I am investing in Yummy Future because its cutting-edge robotic café model, powered by automation and superior unit economics, has achieved record revenues and demonstrates strong scalability. By significantly reducing labor costs and enhancing operational efficiency, Yummy Future is well-positioned to disrupt the coffee industry. With its innovative approach, the company has the potential to challenge major incumbents like Starbucks and redefine the market landscape."

Other investors include Asymmetry Ventures Notable , Founders Inc, Y Seed Holdings & 135 more

Our Team



Jack Cui Co-founder & CEO

Jack dropped out from the University of Illinois on a MS Ph.D. track in ECE, one of the top 4 ECE programs in the world. Y Combinator and Google alum. Worked on robotics for 10 years.



Garrett Yan Co-founder & COO

Garrett has a Masters in Electrical and Electronics Engineering from the University of Illinois - Champaign-Urbana, one of the top 4 ECE programs in the world. Y Combinator alum.

Pitch

We build robotic workforce for the food & beverage industry


YUMMY
FUTURE

BACKED BY THE WORLD'S #1 ACCELERATOR

Y Combinator

YC alumni include companies worth hundreds of billions like Airbnb, Stripe, Instacart, Dropbox.

Backed by Y Combinator, Soma Capital, Asymmetry Ventures, and Trevor Blackwell—OpenAI Research Scientist and Y Combinator Cofounder—Yummy Future is poised to revolutionize the **$1.1 trillion** restaurant industry with groundbreaking robotics innovation.

VC Backers — SOMA CAPITAL, ASYMMETRY VENTURES, THE CLUSTER VENTURE CAPITAL, FOUNDERS, INC

Angels — Meta, amazon, OpenAI, Google, Research Park

SALES GREW 10X

from $60k in 2023 Q3 to $600k in 2024 Q4.

27.25% MoM

- $0 paid marketing
- excluding 3 months of vacation break



Revenue by Quarter
$200k
$150k
$100k
$50k
$0k
2023Q3
2023Q4
2024Q1
2024Q2
2024Q3
2024Q4

Annualized by Quarterly Average

The Problem: Restaurant Price Inflation

According to Finance Buzz, restaurant prices increased by an average of 60% between 2014 and 2024—nearly double the national inflation rate. To make matters worse, service quality has declined. CNBC reports that 25.9% of Starbucks customers experienced longer wait times, reflecting a broader trend of labor shortages in the industry.

60%

increase on menu price since 2014

25.9%

of Starbucks Customers Say Wait Time is Longer

Why is the labor shortage happening?

Many workers view server or barista roles as unsustainable long-term careers, especially on minimum wage, leading to **high turnover rates**, such as 130.7% in 2020. This forces businesses to incur additional expenses for hiring, training, and maintaining staff while overburdening existing employees to stay profitable.

Our Solution: Let robots handle the stressful, labor intensive tasks

We're here to change the game—making businesses profitable while ensuring workers find satisfaction and sustainability in their roles.


YUMMY
FUTURE
Normal Robot Without
Booster Algorithm
Our Robot
With Booster
20 cups/hour

Our system is high-throughput, modular, and reconfigurable, serving as a flexible assembly line. By automating routine and production-heavy tasks, the robots help reduce the burden on human workers, allowing them to focus on building closer connections with customers, and providing the best service—answering questions, addressing their needs, and fostering more meaningful interactions.

Modular & Multi-purpose



Tour our Store

Why invest in Yummy Future Now


WELCOME
Google

Our pilot store in 2022, with a demo unit

Although our first store was initially launched as a test ground for our prototype and location, we achieved remarkable growth and traction in an exceptionally short period. Despite operating in a location where sales are affected by university vacation breaks, our sales numbers have proven resilient, demonstrating that we've stood the test of time.

Our single store annualized revenue grew From

$0 to $600k

in 8 months

(excluding 3.5 months of university vacation break)

It's no surprise that our labor costs are significantly reduced, leading to a 300% improvement in profit margins.


300% Profit Margin Improvement
Starbucks
Yummy Future
Cost Breakdowns
50
40
30
20
10
0
Rent
Labor
COGS
Profit Margin

What did surprise us, however, is that our ingredient costs are also notably lower compared to other coffee shops. This is primarily due to the precision of our robot operations, which minimize waste and prevent disproportionate use of ingredients. Additionally, our advanced forecasting and food preparation systems ensure better organization, significantly reducing food waste overall.



Standalone Unit

We have already secured over 25 Letters of Intent (LoIs) for standalone units valued at $3M+ from very early on in 2022, with the potential for rapid expansion of this list. As our technology continues to mature, we are beginning to pilot a white-labeling approach for our solutions. This strategy holds immense promise for accelerating the wider adoption and growth of the robotic service industry.


YUMMY
FUTURE

Millions of Customizations

Our robotic system utilizes advanced algorithms to manage an extensive range of customizations, expertly balance taste profiles, and handle nuanced adjustments. This delivers an unparalleled level of personalization with flawless self-balancing precision.


Lavender Velvet
Iced Pistachio Cream Jasmine Milk Tea
Iced Latte
Mango Sparkling Lemonade
Strawberry Italian Cream Soda
Iced Pistachio Cream Jasmine Matcha Latte
Mango Cream Pineapple Lemonade
Mango Cream Pineapple Lemonade

Our Customers Love us

Fernanda Olmos
1 review · 1 photo

★★★★★ 4 months ago

Dine in | Brunch | $1–10

This is my favorite coffee shop on campus. It's super interesting to see how the robots prepare the drinks, and the employees are so sweet and are at your service always. Sofia was very attentive and always made sure our drinks were prepared well. Definitely recommend the strawberry matcha latte!

Food: 5/5 | **Service**: 5/5 | **Atmosphere**: 5/5



G

Gianna P

1 review

★★★★★ a year ago

Take out | Brunch | $10–20

They made the best pumpkin cream latte I've had thus far, and their matcha strawberry cream latte is my boyfriend's favorite. They have great customer service, 10/10! The barista, I can't remember his name (sorry!), always holds the door open when I have my hands full on drinks and croissants. Additionally, the staff are very friendly. I love that they start conversations with you as they are prepping your order. Overall, this is my favorite coffee place on campus. The shop is so aesthetic and cozy. And the aroma of coffee beans and croissants warming up is lovely.

Food: 5/5 | **Service**: 5/5 | **Atmosphere**: 5/5

5

Our plan is to reach profitability next year, bring in $2M-$3M sales

With your investment, we can sustain our exponential growth momentum by opening up more shops while launching our franchise model. This approach will enable us to expand into more areas with a less capital-intensive strategy, reaching more customers and maximizing impact. We have sold 60 thousands cups of coffee to date. And we want to sell 1M cups in 24 months.



Annual Revenue
$2000k
$1500k
$1000k
$500k
$0k
$10k
$60k
$450k
$1800k
2022
2023
2024
2025
Initial Store Demo
First store opened
second location opened
3 rd location Revenue reaches $2M (projected), pilot with SMBs and franchises
Sell our solution to larger franchises
More Stores
Standalone unit

The unifying restaurant platform

Over the years, we've developed a universal software, electrical, and hardware ecosystem that seamlessly integrates everything. This full vertical integration eliminates inefficiencies, ensuring every part works in harmony. Our monolithic design removes intermediaries between the customer and their product. When a customer places an order, it's computed instantly, precisely scheduled, and produced with real-time sensor feedback to ensure consistency. The taste will match their previous orders perfectly.



Payment System
Robot Operating System
DOORDASH
Yummy Future
Delivery and Pickup
1 minute wait time,
fully vertically
integrated,
no loss in efficiency

Our vision is to empower all brands with our robots



We're more than just robot hardware—we're the Amazon of food. We're building the next-generation restaurant platform.


Customers
Our Robotic
Workforce Platform
DUNKIN'
DONUTS
BURGER
KING
KFC
Domino's
CHIPOTLE
MEXICAN GRILL


YUMMY
FUTURE